

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Vincent Or
Chief Financial Officer
Junee Ltd
Studio 20, 11 F, International Plaza
20 Sheung Yuet Road
Kowloon Bay, Kowloon, Hong Kong

> **Re: Junee Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted April 26, 2022**
> **CIK No. 0001897087**

Dear Mr. Or:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted April 26, 2022

Cover Page

1. Both on the cover page and in the summary risk factors and risk factors sections, where you describe how cash is transferred through your organization, please provide the following disclosure:

    • Disclose that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions; and

- To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

- Where you discuss limitations on your ability to transfer cash between you and your subsidiaries, provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Summary, page 1

2.   Disclose clearly that the company uses a structure that involves an operating subsidiary based in Hong Kong and what that entails, and move the diagram of the company's corporate structure currently on page 7 to a place early in the summary. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the how this type of corporate structure may affect investors and the value of their investment.

Summary of Risk Factors, page 2

3.   We note your revised disclosure in response to comment 6 and reissue the comment. Please further revise your disclosure on pages 2-7 to individually and specifically identify the following risks:

- Risks arising from the legal system in China and Hong Kong, including all of the risks described on the prospectus cover page;

- Risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;

- The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale; and

- Risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For each of these risks, include a cross-reference to the relevant individual detailed risk factor including its heading.

Transfers of Cash to and from Our Subsidiary, page 8

4.   Please expand your disclosure to provide a cross-reference to the consolidated financial statements.

Recent Regulatory Developments in the PRC, page 9

5.   We note your disclosure in response to comment 7. Please expand your disclosure to address the following:

- Clearly state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied;

- Where you relied on an opinion of counsel, clearly disclose the opinion for which you are relying. For example, it appears from the language in the second paragraph under this heading that your PRC counsel confirmed that "Junee is a holding company incorporated in the British Virgin Islands with an operating entity based in Hong Kong, and it does not have any subsidiary or VIE in the PRC...;" and

- Specifically address the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note your current disclosure on page 4. Please do not limit your discussion to consequences if the CSRC or any other governmental agency subsequently determines that approval was needed for the completion of this offering.

Risk Factors
There remain some uncertainties as to whether we will be required to obtain approval, page 21

6.   We note your revised disclosure in response to comment 8. Please expand to specifically disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

General

7. Please update your financial statements and related information to include the interim period ended December 31, 2021 as required by Item 8.A.5 of Form 20-F or tell us why it is not necessary to do so.

You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services